Exhibit 99.1

media release

SMART Technologies Announces Special Shareholder
Meeting To Be Held April 28, 2016

CALGARY, Alberta --- March 3, 2016 --- SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of education and business collaboration solutions, announces that it will hold a special meeting (the "Meeting") of its shareholders on April 28, 2016 to seek shareholder approval of a proposed consolidation (the "Consolidation") of SMART's fully paid and issued common shares on a ratio of one post-Consolidation common share for every ten pre-Consolidation common shares. SMART currently has 122,429,920 issued and outstanding common shares and there is expected to be 12,242,992 issued and outstanding common shares upon completion of the Consolidation.

The record date for SMART's shareholders to be entitled to vote on the Consolidation is March 15, 2016. Additional information about the Consolidation will be available in SMART's information circular that will be mailed to the shareholders in connection with the Meeting, and which will be available on SEDAR at www.sedar.com or on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov, on or about March 22, 2016.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

SMT – F

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Reader’s advisory

Certain information contained in this press release may constitute forward-looking information including, without limitation, the date of the Company’s special meeting of shareholders, the Company’s intention to hold such meeting, the Company's intention to seek shareholder approval of the Consolidation at such meeting, the date SMART’s information circular in respect of such meeting will be available and the expected effects of the Consolidation. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Investor contact:	Media contact:
Jody Kehler	Robin Raulf-Sager
Investor Relations Manager	Director, Corporation Communications
SMART Technologies Inc.	SMART Technologies Inc.
+ 1.403.407.5486	+ 1.403.407.4225
JodyKehler@smarttech.com	RobinRaulf-Sager@smarttech.com

©2016 SMART Technologies. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.

Please note that SMART is written in all capital letters.